Exhibit 3.2
Fourth Amendment
to
Amended and Restated Bylaws
of
Chico’s FAS, Inc.
     On June 25, 2009, the Board of Directors of Chico’s FAS, Inc. approved the following amendment to Section 11 of Article II of the Amended and Restated Bylaws of the corporation.
1.	Section 11 of Article II is amended in its entirety to read as follows:
     Section 11. VOTING FOR DIRECTORS. Directors shall be elected as set forth in the Company’s Articles of Incorporation, as amended or restated from time to time.